Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 1, 2016, Senstar Corporation (“Senstar”), a wholly-owned subsidiary of Magal Security Systems, Ltd. (“Magal” or the “Registrant”), entered into a Share Purchase Agreement (the “Agreement”) with Aimetis Corp. (“Aimetis”), a corporation incorporated under Canada Business Corporations act., Aimetis' shareholders and Marc Holtenhoff, as the Holder Agent.  Pursuant to the Agreement, Senstar purchased from Aimetis' shareholders, all of the issued and outstanding share capital of Aimetis (the “Acquisition”). Aimetis is a Canadian-based company, headquartered in Waterloo, Ontario and is a leader in intelligent IP video management software (VMS).

The Acquisition was completed on April 1, 2016 (the “Closing”).  After application of certain adjustments in connection with the Closing, Senstar paid to the shareholders of Aimetis approximately CAD $19.8 million in cash (including CAD$1.1 million placed in escrow to secure potential indemnity obligations and up to an additional CAD$1.1 million payable in cash, subject to achievement of future performance milestones based on fiscal year 2016 revenues).

The Agreement included customary provisions for transactions of this nature, including indemnity obligations concerning representations and warranties and covenants and a portion of the cash consideration was paid into escrow in accordance with the Agreement.

The Registrant has accounted for the acquisition of Aimetis under the acquisition method of accounting, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations”.  Under the acquisition method of accounting, the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition based on their estimated fair values.  The preliminary allocation of the purchase price was based upon management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which are subject to adjustment.

The following unaudited pro forma condensed combined financial statements are based on the Registrant's historical consolidated financial statements and Aimetis’s historical consolidated financial statements as adjusted to give effect to the April 1, 2016 acquisition of Aimetis.  The unaudited pro forma condensed combined balance sheet as of December 31, 2015 gives effect to the Acquisition as if it had occurred on December 31, 2015 and is derived from the consolidated financial statements of Magal and Aimetis as of December 31, 2015.  The unaudited pro forma condensed combined statements of income for the year ended December 31, 2015 gives effect to the Acquisition as if it had occurred on January 1, 2015 and is derived from the audited consolidated financial statements of Magal and Aimetis for the year ended December 31, 2015.

The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and is not necessarily indicative of the combined financial position or results of operations in future periods or the results that actually would have been realized had the acquisition actually occurred on the dates indicated above.  The adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made based on available information and, in the opinion of management, are reasonable. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes, the audited consolidated financial statements for the year ended December 31, 2015 and notes thereto of Magal contained in its Annual Report on Form 20-F filed with the SEC on March 29, 2016; and the historical audited financial statements and notes thereto of Aimetis included in Exhibit 99.1 of the Current Report on Form 6-K to which this exhibit is attached.

Magal Security Systems Ltd.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2015

	Magal Security Systems Ltd.	Aimetis Corp.	Pro Forma Adjustments	Note	Pro Forma Combined
	(U.S. dollars in thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,319	$2,544	$(15,101)	3(A)	$14,762
Short-term bank deposits	3,055	-	-		3,055
Restricted deposits	786	-	1,586	3(B)	2,372
Trade receivables, net	13,706	1,689	-		15,395
Unbilled accounts receivable	5,597	9	-		5,606
Other accounts receivable and prepaid expenses	2,107	771	-		2,878
Inventories	7,879	91	-		7,970

Total current assets	60,449	5,104	(13,515)		52,038

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	617	-	-		617
Long-term deposits and restricted bank deposits	136	-	-		136
Severance pay fund	1,761	-	-		1,761
Deferred income taxes	1,055	-	-		1,055

Total long-term investments and receivables	3,569	-	-		3,569

PROPERTY AND EQUIPMENT, NET	5,415	164	-		5,579

INTANGIBLE ASSETS, NET	1,313	-	4,892	2	6,205

GOODWILL	4,250	-	5,556	2	9,806

Total assets	$74,996	$5,268	$(3,067)		$77,197

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Magal Security Systems Ltd.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2015

	Magal Security Systems Ltd.	Aimetis Corp.	Pro Forma Adjustments	Note	Pro Forma Adjustments	Note	Pro Forma Combined
	(U.S. dollars in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$3,185	$201	-		-		$3,386
Customer advances/deferred revenues	2,520	902	(429)	3(C)	-		2,993
Other accounts payable and accrued expenses	10,748	498	-		1,017	3(D)	12,263
Current maturities of other long-term payables	-	16	-		-		16
Payment obligation related to the acquisition	-	-	77	3(E)	-		77

Total current liabilities	16,453	1,617	(352)		1,017		18,735

LONG-TERM LIABILITIES:
Long-term payables	15	20	-		-		35
Deferred income taxes	173	-	665	3(F)	-		838
Customer advances/deferred revenues	-	452	(201)	3(C)	-		251
Accrued severance pay	2,660	-	-		-		2,660

Total long-term liabilities	2,848	472	464		-		3,784

Mezzanine equity - Preferred Shares	-	5,656	(5,656)	3(G)	-		-

Total Magal shareholders' equity (deficiency)	55,783	(2,477)	2,477	3(G)	(1,017)	3(D)	54,766
Non-controlling interest	(88)	-	-		-		(88)

Total shareholders' equity	55,695	(2,477)	2,477		(1,017)		54,678

Total liabilities and shareholders' equity	$74,996	$5,268	$(3,067)		$-		$77,197

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Magal Security Systems Ltd.
Unaudited Pro Forma Condensed Combined Statement of Income
Year ended December 31, 2015

	Magal Security Systems Ltd.	Aimetis Corp.	Pro Forma Adjustments	Note	Pro Forma Combined
	U.S. dollars in thousands (except per share information)

Revenues	$63,736	$8,409	$(419)	3(H)	$71,726
Cost of revenues	32,722	1,207	708	3(I)	34,637

Gross profit (loss)	31,014	7,202	(1,127)		37,089

Operating expenses:
Research and development, net	4,814	1,586	601	3(J)	7,001
Selling and marketing	14,785	4,569	135	3(K)	19,489
General and administrative	7,026	1,114	-		8,140

Total operating expenses	26,625	7,269	736		34,630

Operating income (loss)	4,389	(67)	(1,863)		2,459
Financial income, net	642	358	-		1,000

Income (loss) before income taxes	5,031	291	(1,863)		3,459
Taxes on income (tax benefit)	1,923	51	(417)	3(L)	1,557

Net income (loss)	$3,108	$240	$(1,446)		$1,902

Less - loss attributable to non-controlling interests	(33)	-	-		(33)

Net income (loss) attributable to Magal shareholders	$3,141	$240	$(1,446)		$1,935

Basic and diluted earnings per share	$0.19				$0.12

Weighted average number of shares used in computing basic net earnings per share	16,347,948				16,347,948

Weighted average number of shares used in computing diluted net earnings per share	16,410,711				16,410,711

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes To The Unaudited Pro Forma
Condensed Combined Financial Information
 U.S. dollars in thousands

Note 1. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2015 give effect to the Acquisition as if it had been consummated on January 1, 2015. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2015 gives effect to the Acquisition as if it had been consummated on December 31, 2015.

The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and is not necessarily indicative of the combined financial position or results of operations in future periods or the results that actually would have been realized had the acquisition actually occurred on the dates indicated above.  The adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made based on available information and, in the opinion of management, are reasonable. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined information has been derived from the historical financial statements of Magal and Aimetis that are either included in or referenced in this filling. The Aimetis historical financial statements have been translated from Canadian dollars to U.S. dollars using historic exchanges rates. The average exchange rates applicable to Aimetis during the periods presented for the pro forma condensed combined statement of income and the period end exchange rate applicable to Aimetis for the pro forma condensed combined balance sheet are as follows:

USD/CAD
Average exchange rate for year ended December 31, 2015 (Aimetis pro forma condensed combined statement of income)	1.2757
Period end exchange rate as of December 31, 2015 (Aimetis pro forma condensed combined balance sheet)	1.3866

Based on Magal's management's preliminary review of the respective summaries of significant accounting policies of Aimetis and preliminary discussions among the respective management teams, the nature and amount of any adjustments to the historical financial statements of Aimetis to conform its accounting policies to those of Magal are not expected to be material. Further review of accounting policies may result in additional revisions to Aimetis's policies and classifications to conform to those of Magal.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes and should be read in conjunction with the unaudited pro forma condensed combined financial information. Since the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates, the final amounts may differ materially from the information presented.

The Acquisition is reflected in the unaudited pro forma condensed combined financial information as an acquisition of all the outstanding shares of Aimetis by Magal in accordance with ASC Topic 805, "Business Combinations". Under these accounting standards, the total estimated purchase price is calculated as described in Note 2, and the assets acquired and the liabilities assumed from Aimetis are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Magal estimated the fair values as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the Acquisition. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation and the final amounts of the assets acquired and liabilities assumed in the Acquisition may differ materially from the values recorded in the Unaudited Pro Forma Condensed Combined Balance Sheet.

Estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statements of Income as they reflect charges directly related to the Acquisition and do not have an ongoing impact. However, the anticipated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as an increase to other accounts payable and accrued expenses and a decrease to retained earnings. In addition, the unaudited pro forma condensed combined financial information does not include one-time costs directly attributable to the transaction, employee retention costs as per the Agreement that are expected to be paid subject to completion of thirteen months of employment with Aimetis, as those costs are not considered part of the purchase price, or are not expected to have a continuing impact.

Magal and Aimetis expect to incur costs associated with integrating the operations of their respective businesses. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits as a result of synergies that might result from the acquisition.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to be indicative of the Company’s financial position or results of operations which would actually have been obtained had the Acquisition been completed as of the date or for the periods presented, or of the financial position or results of operations that may be obtained in the future.

Note 2. Estimated Purchase Consideration and Preliminary Purchase Price Allocation

The following table shows a summary of the estimated purchase price:

Cash	13,515
Fair value of contingent payment obligation	77

Total purchase price	13,592

Preliminary purchase price allocation:

The preliminary allocation of the estimated purchase price to the fair values of assets acquired and liabilities assumed includes unaudited pro forma adjustments. The Company has performed a preliminary valuation analysis of the fair market value of the acquired Aimetis assets and liabilities assumed. Based on the total consideration for the Acquisition, the Company has estimated the allocations to such assets and liabilities. The preliminary allocation of the estimated purchase price is as follows:

Net current assets (including cash of $2,544)	3,179
Technology	4,557
Customer relationships	335
Adjustment to deferred revenue	630
Deferred tax assets	798
Deferred tax liabilities	(1,463)
Goodwill	5,556

Total purchase price	13,592

Under business combination accounting, the total purchase price was allocated to Aimetis’s net tangible and intangible assets and liabilities based on their estimated fair values as set forth above. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The fair value of Aimetis assets and liabilities was determined by management, based on the market participant approach with the assistance of an initial valuation drafted study performed by a third party valuation firm using an income approach and based on estimates and assumptions of management. The preliminary allocation of the purchase price was based upon managements' preliminary valuation of the fair value of tangible and intangible net assets acquired and liabilities assumed.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

A.	To record the cash paid for the acquisition and the cash deposited to an escrow account:

Cash paid for the acquisition	(13,515)
Cash deposited to an escrow account for a contingent payment obligation	(793)
Cash deposited to an escrow account for retention costs.	(793)
(15,101)

B.	To record the amounts deposited in an escrow account to be distributed in the future accordance with the terms of Agreement.

C.	To record the fair value adjustment to Aimetis’s deferred revenues.

D.	To record the costs associated with the Acquisition.

E.	To record the fair value of the contingent payment obligation.

F.	To record an adjustment of the deferred tax liability arising from the estimated fair value adjustments for intangibles assets acquired (other than goodwill) and deferred revenue, offset by deferred tax assets related to acquired tax loss carryforwards.

G.	To record elimination of the preferred shares of Aimetis and Aimetis’s equity upon consolidation.

H.	To record amortization of deferred revenues adjustment. Deferred revenues are amortized over their contractual term.

I.	To record amortization of acquired technology. Technology is amortized over its estimated useful life of 7 years using the straight-line method.

J.	To record the ineligibility for SR&ED (Scientific Research and Experimental Development) due to change of control.

K.	To record amortization of acquired customer relationships. Customer relationships are amortized over their estimated useful life of 7 years using the accelerated method.

L.	To record the tax impact following Notes (H), (I) and (K) and the income tax benefit related to the adjusted current period loss of Aimetis.